UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

JIN MEDICAL INTERNATIONAL LTD.

(Exact name of registrant as specified in its charter)

No. 33 Lingxiang Road, Wujin District

Changzhou City, Jiangsu Province

People’s Republic of China

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Change of Auditor

On February 26, 2024,  DNTW Toronto LLP (“DNTW”) tendered its resignation as the Company’s independent registered public accounting firm to audit its financial statements for the year ended September 30, 2023, effective immediately and on the same date.

From September 23, 2023 to February 28, 2024, there have been no disagreements with DNTW on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

During the period from September 23, 2023 to February 28, 2024, there were no “reportable events” (defined below) requiring disclosure pursuant to Item 16F(a)(1)(iv) of Form 20-F. As used herein, the term “reportable event” means any of the items listed in paragraphs (a)(1)(v)(A)-(D) of Item 16F of Form 20-F.

On March 1, 2024, the Audit Committee approved to engaged Audit Alliance LLP as the Company’s new independent registered public accounting firm.

During the two fiscal years ended December 31, 2023 and 2022 and up to the date of Audit Alliance LLP’s appointment, neither our Company nor anyone acting on our behalf consulted DNTW with respect to any of the matters or reportable events set forth in Item 16F(a)(2)(i) and (ii) of Form 20-F.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JIN MEDICAL INTERNATIONAL LTD.

Date: March 1, 2024	By:	/s/ Erqi Wang
Erqi Wang
Chief Executive Officer

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